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James C. T. Linfield	Washington, DC
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linfieldjct@cooley.com

June 28, 2006

VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Jeffrey P. Riedler
Ms. Mary K. Fraser

Re:	Replidyne, Inc.
Registration Statement on Form S-1 (File No. 333-133021)
Amendment No. 4
Ladies and Gentlemen:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act"), on behalf of our client, Replidyne, Inc. (the “Company"), is Amendment No. 4 (“Amendment No. 4") amending the Company’s Registration Statement on Form S-1 (the “Registration Statement") originally filed with the Securities and Exchange Commission (the “Commission") on April 5, 2006. Amendment No. 4 is marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on June 23, 2006.
Included in Amendment No. 4 is an opinion of the Company’s independent auditors, KPMG LLP, that does not contain the legend referring to the Company’s reverse stock split.
This letter is submitted on behalf of the Company in connection with the proposed initial public offering of the Company’s common stock (the “Offering”), to provide the Staff of the Commission (the “Staff") with supplemental information with respect to changes in the size and price of the Offering from the anticipated amounts contained in the Registration Statement and the Preliminary Prospectus dated June 13, 2006 (the “Preliminary Prospectus") distributed in connection with the Offering. Based on discussions with Merrill Lynch & Co. and Morgan Stanley & Co. Incorporated, as representatives for the underwriters for the Offering (the “Representatives"), we have determined that the number of shares of common stock to be offered will be reduced from 5,000,000 to 4,500,000 and the price of the shares to be sold in the Offering will be $10.00 per share, compared to an estimated price range of $14.00 to $16.00 contained in the Preliminary Prospectus.

June 28, 2006
Page Two

We have discussed the decrease in the number of shares and the price per share with the Representatives, the Company and Wilson Sonsini Goodrich and Rosati, Professional Corporation, special legal counsel for the underwriters in connection with the Offering (“WSGR”), and determined that the decrease in the net proceeds of the Offering resulting from the reduced number of shares and price does not constitute a material change requiring recirculation of the Preliminary Prospectus under Rules 460 and 461 promulgated under the Securities Act, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended. WSGR has informed us that it concurs with our opinion that recirculation of the Preliminary Prospectus is not required.
Change in Number of Shares and Price Per Share:
The Company believes that the change in the net proceeds of the Offering does not require recirculation of the Preliminary Prospectus because the Company will continue to use the proceeds from the Offering to fund the same activities as those disclosed in the Preliminary Prospectus, and the Company will be able to pursue the same strategy, with the same expected results, as disclosed in the Preliminary Prospectus. We note that the Company had cash, cash equivalents and short-term investments of $109.9 million at March 31, 2006, and approximately $102.5 million at May 31, 2006, before undertaking the Offering. The Company advises us that it will use a portion of that available cash to cover any difference between the amounts that had been allocated to specific purposes in the Preliminary Prospectus and the revised amounts reflected in Amendment No. 4. Thus, the Company believes that the changes in the net proceeds result in no material change to its anticipated use of proceeds and business strategy and the resulting changes to the “Use of Proceeds” and other sections of the Preliminary Prospectus are not material. Therefore, the Company believes that recirculation of the Preliminary Prospectus would not provide potential investors, who are largely sophisticated institutional investors well aware of the change in net proceeds and its effects, with meaningful additional disclosure. Each of these reasons is discussed in greater detail below.
•	No material change in liquidity and capital resources disclosure. As a result of the change in the number of shares and price, the estimated net proceeds to the Company has been reduced to approximately $40.25 million (based on the per share price of $10.00) from the approximately $68.15 million reflected in the Preliminary Prospectus (based on the midpoint of the estimated price range contained in the Preliminary Prospectus and assuming no exercise of the underwriters’ over-allotment option). Based on the Company’s cash, cash equivalents and short-term investments of $109.9 million at March 31, 2006, the Company’s pro forma, as adjusted cash, cash equivalents and short-term investments would decline to $150.15 million from the $178.05 million figure contained in the Preliminary Prospectus. The Company advises us that it had conservatively estimated that the net proceeds of this Offering, together with existing cash resources, would be

June 28, 2006
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sufficient to meet its anticipated capital needs for at least eighteen months. The Company has carefully reviewed its internal cash flow forecasts, anticipated expenses, and anticipated cash resources in light of the lower estimated net proceeds, and has informed us that the reduction in the estimated net proceeds from the Offering does not change the Company’s estimate that the net proceeds from the Offering, together with the Company’s existing cash, cash equivalents and short-term investments, will be sufficient to meet the Company’s projected operating requirements for at least eighteen months.
•	The reduction in net proceeds will not adversely affect the Company’s ability to carry on its business (as described in the Preliminary Prospectus or otherwise) or trigger any material adverse change to the Company’s rights or obligations under any provision of any of the Company’s material agreements. There are no legal or business conditions, covenants or requirements applicable to the Company that will not be met as a result of the reduced Offering size.

•	The pricing change results in no material change to the Company’s anticipated use of proceeds and business strategy. The Company has advised us that it will continue to use the proceeds from the Offering, together with the Company’s existing cash, cash equivalents and short-term investments, to fund the same activities as those disclosed in the Preliminary Prospectus. In the “Use of Proceeds” section of the Preliminary Prospectus, the Company disclosed that it would use a majority of the net proceeds from the Offering to fund research and development activities, including approximately $33 million to fund clinical trial and other research and development activities for Orapem, approximately $22 million to fund future clinical trials for REP 8839, and approximately $8 million to fund activities in preparation for the potential commercial launch of Orapem, with the remainder to be used for working capital and general corporate purposes. In light of the Company’s available cash, cash equivalents and short-term investments, the Company has advised us that it can easily cover the shortfall in proceeds from the Offering with those available funds, without curtailing or delaying any of those programs. We would note in this regard that cash, cash equivalents and short-term investment balances that totaled $109.0 million at March 31, 2006, remained at approximately $102.5 million at May 31, 2006. The Company’s cash, cash equivalents and short-term investments are not subject to any contractual restrictions or limitations that would affect the Company’s ability to allocate cash to the uses set forth under “Use of Proceeds.” In addition, the Company advises us that the reduction in net proceeds does not affect the Company’s ability, in the next eighteen months, to complete the Phase III trial, Phase II trial and Phase I trial that are described in the “Use of Proceeds” section of the Preliminary Prospectus.

June 28, 2006
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•	Risk Factors. The risk factors include substantial and detailed disclosure informing prospective investors of the risks associated with the Company’s development programs for its product candidates and the various factors that may impact the Company’s additional funding requirements.

•	Dilution. The “Dilution” section on pages 34-35 of Amendment No. 4 and related risk factor on dilution on page 27 have been revised to indicate the lower price. However, the change in the Offering price results in less dilution per share to new investors than the estimate in the Preliminary Prospectus.

•	None of the primary sections of the Preliminary Prospectus, including “Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Management”, have changed in any material respect as a result of the pricing change.
     Other Considerations:
Based on conversations with the Representatives, the Company believes that a substantial majority of the shares to be sold in the Offering will be purchased by experienced institutional investors. The Company believes that such investors are aware that many recent initial public offerings by other biopharmaceutical companies have experienced similar reductions in the actual offering price and/or size offering from the estimates contained in the preliminary prospectuses distributed in connection with such offerings. In particular, the change in the price from the filing range will not come as a surprise to investors who are currently negotiating the pricing of the Offering with the managing underwriters. Moreover, the Representatives have advised us that, prior to confirming orders, they will cause to be transmitted to all investors a “free writing prospectus” in the form filed with the Commission contemporaneously with the filing of Amendment No. 4 which sets forth the final offering size and price, as well as updated information on Use of Proceeds, Capitalization, and Dilution.
Moreover, recirculation of the Preliminary Prospectus would result in a delay in the Offering just as it is ready to be completed. The Company believes that any such delay, particularly in light of current market conditions, could jeopardize the Company’s ability to complete the Offering at any time in the foreseeable future. In balancing the risks and costs to the Company and its prospective public investors against the other considerations discussed herein, the Company believes that recirculation is not warranted.

June 28, 2006
Page Five

Notification of Investors:
We have been advised that each member of the underwriting syndicate will transmit the “free writing prospectus” referenced above to each investor to whom it expects to confirm sales of common stock in the Offering prior to confirming an order.
*******
The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 4 as soon as practicable this morning as the Company wishes to be in a position to have the Registration Statement declared effective and commence the Offering this morning. Toward this end, we will contact you shortly by telephone regarding Amendment No. 4 and this letter and to determine whether we can provide any further information or assistance to facilitate your prompt review.
Sincerely,
Cooley Godward LLP
/s/ James C. T. Linfield
380 Interlocken Crescent
Suite 900
Broomfield, CO 80021-8023

cc:	Mary K. Fraser, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
Laura M. Medina, Esq., Cooley Godward llp
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati